T.O.D. TASTE ON DEMAND INC.
55 Hakeshet Street
Reuth, Israel, 91708
September 3, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: H. Roger Schwall, Assistant Director

Re:	T.O.D. Taste on Demand Inc.
Schedule 14C
Filed on August 5, 2008
File No. 333-148928

Dear Mr. Schwall:

Upon receipt of the letter dated August 26, 2008 from the Securities and Exchange Commission (the "Commission") with reference to the Schedule 14C filed by T.O.D. Taste on Demand Inc. (the "Company”), the Company attempted to contact the Commission to discuss the comment of the Commission. The Company is filing an amendment to the Schedule 14C and responding to the Commission's comments. For ease of reference, the Company’s responses are keyed to your comments.

General

1. We refer you to your disclosure on page 3 of the information statement in which you state that 53.6% of the votes entitled to be cast at a meeting of the Company’s shareholders approved the amendment of the Certificate of Incorporation to increase the number of authorized shares. Please provide us with the list of persons who voted to approve the actions taken. Further, provide us with an analysis explaining how you are entitled to file a Schedule 14C and are not required to file a Schedule 14A. We note the definition of proxy contained in Rule 14a-1(f).

Response to Comment 1

The shareholders of the Company who signed a resolution approving the amendment to the Company’s articles of incorporation are as follows:
Kaeyo Investments Ltd. – 1,000,000 shares, representing 26.83%
Orit Wolkin - 500,000 shares, representing 13.41%
Juemin Chu - 500,000 shares, representing 13.41%

The shareholders named above hold 53.6% of the issued and outstanding shares of the Company. Pursuant to Section 78.390 of the Nevada Revised Statutes, an approval of amendment to a company’s articles of incorporation requires the affirmative vote of the holders of a majority of the voting power of the company. Since the Company received the approval of shareholders holding, in the aggregate, 53.6% of the issued and outstanding share capital, the Company is entitled to utilize an information statement rather than a proxy.

Securities and Exchange Commission
September 3, 2008

Purposes and Effect of the Changes, page 5.

Please supplement your disclosure to specify whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/pr financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Response to Comment 2

The Company currently has no definitive plans, proposals or arrangements to issue any of the authorized shares of the Company. The Company has been having several discussions with various parties for business development purposes, including a discussion with a third party on a transaction, which may involve issuance of additional shares. Such discussions have not materialized into anything concrete or definitive. There is no further or additional information to be disclosed to shareholders at this point in time and the Company shall make disclosure at appropriate time, if needed. The Company desires to amend its articles of incorporation and increase its authorized share capital irrespective of such discussions, as it needs to improve its authorized share structure. Accordingly, the Company added a section to the Schedule 14C clearly stating that the Company presently has no definitive plans, proposals or arrangements to issue any additional shares of stock.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the amended Schedule 14C. The Company truly appreciates the attention provided by the Commission to this filing.

Please address any further questions or comments to the Company’s counsel, David Lubin, Esq. at Telephone: (516) 887-8200. Thank you very much.

Very truly yours,

David Katzir, CEO

cc: David Lubin, Esq.